Exhibit 99.1

IMMEDIATE	10 MARCH 2005
YEAR END RESULTS 2004

Significant improvement in Group operating result[1]
•	Ongoing business[2]combined operating ratio (COR) of 94.0% (2003: 96.8%)
•	Group COR of 103.4% (2003: 108.0%)
•	Group operating result[1] of £456m (2003: £140m)
•	Group operating profit[1,3] of £188m

Strong performance from ongoing operations[2]
•	UK business COR of 92.5% (2003: 94.8%) - excellent commercial and significantly improved personal result
•	Strong performance in Scandinavia with a COR of 95.4% (2003: 99.3%)
•	International continues to produce solid resultswith a COR of 95.8% (2003: 98.3%) including a significant turnaround in Canada with a COR of 96.6% (2003: 102.9%)

Delivered on strategic objectives
•	Strengthened capital position with surpluses against all key measures
•	Significant progress in stabilising US business – focus on structural change including proposed sale of non standard auto
•	Two significant appointments to the US Board
•	Operational improvement programme has now achieved £190m of annualised savings

	12 Months	12 Months
	2004	2003
Revenue
General business net premiums written	£5,206m	£6,630m

Combined Ratios
- Ongoing operations [2]	94.0%	96.8%
- Overall	103.4%	108.0%

Group operating result (based on LTIR) [1]	£456m	£140m
Group operating profit (based on LTIR) [1,3]	£188m	£196

Balance sheet		Restated	[6]
	31 December	31 December
	2004	2003
Shareholders' funds	£2,672m	£2,986m
Net asset value per share [4,5]	96p	107p
Dividend for the year per ordinary share	4.61p	4.52p

Press Release

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Andy Haste, Group CEO Royal & SunAlliance said,

“2004 has been a year of substantial progress for the Group. We’ve driven strong operational performance and delivered against the strategic commitments we set out for the Group eighteen months ago. Our strategy for the future is clear – to run general insurance businesses where we have strong market positions and where we can deliver sustainable profitable performance.”

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Mobile: +44 (0) 7834 005589	Mobile: +44 (0) 7834 005605

Julius Duncan (Finsbury)
Tel: +44 (0) 20 7251 3801
Mobile: +44 (0) 7970 407394

Important Disclaimer
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; financial results; restructuring plans, our expense savings, completion of disposals, losses related to the US financial enhancement products, capital and solvency requirements in the UK, regulatory position in the US, effect of litigation on the Company’s financial position, delays in claims notifications for asbestos and environmental claims and adverse claims development on long tail business and court judgments. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

1	For more details on longer term investment return see note 2 on page 9
2	For more details on ongoing operations see page S9. Full reconciliations of the results of the ongoing operations to those of the overall business are given in the Supplementary Information pack.
3	For more details on Group operating profit see page 6
4	For more details on net asset value per share calculation see page 8
5	Adding back equalisation provisions net of tax
6	See note 1 on page 9

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2004 has been a good year for the Group with a strong performance from our ongoing businesses and significant progress in delivering our strategic objectives. The combined operating ratio (COR) from our ongoing businesses was 94.0% nearly 3 points ahead of prior year. Our total COR, including discontinued businesses and our US result, was 103.4%, compared with 108.0% in 2003. The Group operating result* (based on Longer Term Investment Return) for 2004 was £456m after the previously announced fourth quarter US reserve strengthening of £160m. The Group operating result* was substantially ahead of last year’s £140m.

During the year we have successfully delivered many of our strategic objectives; we have exited the life industry and realised our long term goal of becoming a focused general insurer, we have strengthened our capital position and ensured compliance with new regulatory requirements, we have finalised the reshaping of our ongoing business portfolio, and we’ve progressed with the stabilisation of our US business.

Business Performance and Capital Position

We have set out below the combined operating ratios of our main businesses and an analysis of the Group operating result*:

Total COR	2004	2003	Improvement
	%	%
UK Personal	98.4	103.7	5.3
UK Commercial	93.5	95.8	2.3

UK Total	94.9	99.4	4.5
Scandinavia	95.4	99.3	3.9
International	96.6	98.4	1.8

Total Group (excluding US and Promina)	95.4	99.4	4.0

Total Group	103.4	108.0	4.6

Total Ongoing	94.0	96.8	2.8

Group Operating Result*	£m

Group operating result* before Q4 US reserve strengthening	616
US reserve strengthening in Q4 previously announced	(160)

Group operating result* (based on LTIR)	456

Our UK, Scandinavian and International businesses all achieved sub 100% combined operating ratios in 2004, and all showed significant improvement over prior year. These are excellent results that have been achieved while strengthening overall Group reserves and reflect the quality of the business and the work done to reshape the portfolio. Within International, Canada showed strong improvement over 2003 with a COR of 96.6%. Our focus on underwriting and claims discipline and driving down costs continues. Across the Group our cost improvement programme has now achieved annualised savings of £190m, and we are confident of reaching our target of £270m.

Significant progress has been made with the stabilisation of the US business, although the result, as anticipated, has adversely impacted the Group’s financial performance. The result reflects the restructuring of the US, the hurricanes in Q3 and the Q4 reserve strengthening of £160m announced in February. Moving forward, we will continue to transition the business as well as focusing on structural change, with further simplification of the regulatory structure and the proposed sale of non standard auto. We have also made two significant appointments to the US Board, Bill Shea as Chairman and Mike Crall as Non Executive Director. Bill was CEO of insurer Conseco and Mike was the first CEO of Equitas.

During 2004, the Group took a number of actions to strengthen its capital position and to ensure compliance with the FSA’s new regime. These actions included raising £450m of Upper Tier II capital and rewording our €500m Eurobond. The capital position has also benefited from the strategic exit from the UK and Scandinavian life businesses. Following these actions, the Group is compliant with the FSA’s new capital measures with good margins and after allowing for the impact of IFRS. At 31 December 2004, on a proforma IFRS basis, the Group had surplus capital of approximately £0.6bn on the Insurance Group’s Directive basis, while its main regulated insurance entity, RSAI plc, had a surplus of approximately £0.6bn over and above its Enhanced Capital Requirement. Based on these capital actions and its year end capital position the Group decided not to proceed with its renewal application for the discount waiver.

* See note 2 on page 9

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Dividend

We are announcing a final dividend of 2.96p per share, subject to shareholder approval at the AGM, making a total distribution for the year of 4.61p. We will again be offering a scrip option. Our policy going forward will be at least to maintain this level of dividend in real terms.

Summary

This has been a productive year for the Group. Our ongoing businesses are performing strongly and we have successfully achieved many of our strategic objectives. A priority for 2005 is to continue the work to resolve the challenges remaining in the US. Through our restructuring we have created a high quality franchise of ongoing businesses. Our focus now is on developing that franchise and ensuring that it produces a sustainable profitable performance.

Andy Haste, Group CEO
Royal & SunAlliance

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OPERATIONS REVIEW

General Business Result*
The general business result* for 2004 was a profit of £433m (2003: £83m) with a COR of 103.4% (2003: 108.0%). The 94.0% COR (2003: 96.8%) for our ongoing businesses was very encouraging, and was achieved while continuing to strengthen the Group’s reserves. Our change programme remains on track; we have now achieved annualised expense savings of £190m and remain confident of reaching our £270m target. To date we have incurred £241m of reorganisation costs of the £300m total.

UK
The UK continued to produce strong results with an overall combined ratio of 94.9% (2003: 99.4%) and the underwriting profit for the year was £106m (2003: £21m).

The commercial result was again excellent with a COR of 93.5% (2003: 95.8%) reflecting the continued focus on achieving technical price while improving our risk selection. Commercial property produced a very strong result with a COR of 81.8% while commercial casualty improved on 2003 by almost 13 points to produce a COR of 101.2%.

Overall commercial premiums, excluding the effect of the Munich Re quota share, are in line with 2003. Through initiatives such as the ‘Target Trades’ programme we secured almost £250m of new business in 2004. We continue to demonstrate our willingness to sacrifice volume rather than compromise underwriting discipline.

Personal produced a much improved result with a COR of 98.4% (2003: 103.7%). This reflects the restructuring of our intermediated business, the claims and underwriting actions we have taken and a strong household result, particularly in MORE TH>N. The MORE TH>N expense ratio of 27.4%, while broadly flat compared with last year, includes nearly two points of investment in the operational improvement programme.

Overall personal lines premiums have fallen by 34%, following the sale of UK Healthcare & Assistance business in 2003 and the cessation of renewals of the HBoS book of business from 1 January 2004. Excluding the effects of the Munich Re quota share, personal intermediated premiums fell by 56%, reflecting significant restructuring of the motor book during 2003 and the HBoS exit. MORE TH>N premiums grew by 3% against a background of a highly competitive market and our continuing commitment to maintaining rates.

Scandinavia
Scandinavia produced a COR of 95.4%, nearly 4 points better than last year, with an underwriting profit of £51m (2003: loss of £4m). The results reflect the benefits of the operational improvement programme, better risk selection and our low cost operating platform.

The commercial result was very strong with an improvement of over 5 points in COR at 88.7%. This was driven by an excellent Swedish commercial result, with a COR of 80.6%, following improvements in underwriting and risk selection.

The personal COR of 101.8% was over two points better than last year. Both Denmark and Sweden saw improvements, to 98.6% and 104.1% respectively. This was after 3.5 points of strengthening in Swedish and Danish personal accident reserves.

Overall premium grew by 2%, excluding the effects of quota share and exchange. This was predominantly due to rating increases as we continued to apply our dynamic pricing initiatives.

US
Significant progress has been made in stabilising the US business. Actions include completing the transition of the book, reducing open claims by 40%, reducing headcount by 68%, and taking $273m out of expenses in 2004. Our overall exposure to the US business is reducing, but risk has not been removed in its entirety. This restructuring, along with the hurricanes and the reserve strengthening previously announced, is reflected in the operating loss of £274m. Having delivered greater stability to the US operation we can now focus on structural changes, cutting the number of lead regulatory states, reducing the number of insurance entities and the proposed sale of non standard auto.

* See note 2 on page 9

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International
The International COR for 2004 is 96.6% (2003: 98.4%) and the underwriting result for the year is £45m (2003: £18m). All major regions delivered a sub 100% combined ratio.

The Canadian COR for the year of 96.6% was significantly improved over last year’s COR of 102.9%. This reflects management action to address the poorly performing segments, a refocusing of the portfolio, and the impact of the operational improvement programme. The improvement in the result is across both personal and commercial with a particularly impressive reduction in the commercial COR of fifteen points.

The other ongoing operations in International produced good results across all regions with particularly strong performances in Latin America and Asia.

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Ongoing Business Result
The Group has made significant progress in 2004 in restructuring its operations through disposal, closure or transfer of renewal rights.

The statistical analysis included in the Supplementary Information of this release includes an analysis of the Group’s general business underwriting result separating ongoing operations from those that have been closed, disposed or transferred.

Current Year / Prior Year
The underwriting loss for the year of £231m includes £255m of adverse prior year underwriting development reflecting the strengthening of the Group’s reserves and the fourth quarter reserve strengthening in the US of £160m. The combined ratio of the Group for the current accident year was 99.7% compared with the published 103.4%.

Life Business Result
The life business result of £94m has been separately disclosed as a discontinued operation in accordance with FRS3 and shows a £74m decrease on 2003. The decline is due to the disposal of the UK and Scandinavian life businesses in the second half of 2004. Promina (Australia and New Zealand) life operations and La Constru cion in Chile were disposed of in 2003.

Other Activities Result
The analysis of the other activities result is as follows:

	12 Months	12 Months
	2004	2003
	(audited)	(audited)
	£m	£m
Non insurance activities	1	(31)
Associates	13	34
Central expenses	(83)	(63)
Investment expenses	(31)	(26)
Loan interest	(43)	(48)
Balance of LTIR	72	23

Other activities result	(71)	(111)

The loss on non insurance activities has predominantly reduced following the disposal of Sequence, the UK estate agency business, in 2003. Associates includes the Mutual & Federal (South Africa) result up to the date of disposal, which was completed in Q2 2004.

The increase in central expenses primarily relates to the additional costs of regulatory projects including International Financial Reporting Standards, Sarbanes Oxley and the Prudential Sourcebook.

Group Operating Profit*
The Group operating profit* for the year was £188m compared with £196m for the full year 2003. The Group operating result* was £456m with the difference of £268m, (2003: (£56m)), from the Group operating profit* comprising charges in respect of interest on dated loan capital of £72m (2003: £53m), an increase in equalisation provisions of £37m (2003: £24m), amortisation of goodwill of £19m (2003: £24m), amortisation of goodwill in acquired claims provisions of £14m (2003: £19m), amortisation of the present value of acquired in force business of nil (2003: £66m), exceptional gain on long term insurance business of nil (2003: £444m) and reorganisation costs of £126m (2003: £202m).

Other Profit & Loss Movements
The main difference between Group operating profit* and the loss for the period attributable to shareholders is short term investment fluctuations and loss on disposal of subsidiary undertakings. Current UK accounting rules require us to reflect in profit before tax (PBT) the full market value movement in our investment portfolio. This volatility can distort each year’s PBT and is one of the main reasons that we use Group operating result* based on the longer term investment return as our primary measure of performance. Short term investment fluctuations for the period has been a charge of £78m (2003: £34m) reflecting current year investment experience being lower than longer term assumptions.

Other movements also include the loss on disposal of subsidiaries and other businesses of £84m (2003: profit of £16m), and goodwill writeback on sale of business of £25m (2003: £324m), which had previously been written off directly to reserves.

* See note 2 on page 9

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After a tax charge of £110m (2003: £217m) and eliminating minority interests of £40m (2003: £19m), the loss for the period attributable to shareholders was £149m (2003: £382m).

Movement in Total Capital
Total capital, reserves and dated loan capital have reduced by £10m to £4,090m at 31 December 2004 (2003: restated £4,100m). Shareholders’ funds has reduced by £314m, comprising the after tax loss attributable to shareholders of £149m, full year dividends of £133m, preference dividend of £9m, an exchange loss, primarily due to the weakening of the US dollar, of £72m offset by an increase in share capital of £24m and goodwill writeback on sale of business of £25m. Dated loan capital has increased by £283m after the issue of subordinated notes in July of £444m net of discount and fees, offset by the repayment of the £146m subordinated guaranteed loan and a £15m exchange gain. Minority interests have increased by £21m.

Regulatory Capital Position

Overview
During 2004 the Financial Services Authority (FSA) introduced a number of changes to regulatory capital requirements, which are generally expected to require both UK life and general insurers to hold higher levels of regulatory capital. In order to comply with these new requirements, the Group has rigorously monitored its capital position during 2004 and has focused significant resource into executing specific capital actions. As a consequence of these actions, the Group has met all of the FSA’s new regulatory capital requirements at 31 December 2004.

Given the capital actions implemented in 2004 and the year end position, the Group no longer required the capital benefits provided by the discount waiver, which expired during the year, and the decision was taken not to proceed with its renewal application.

Capital actions
During 2004, the Group has undertaken a number of strategic and capital actions that have significantly strengthened its regulatory position. These actions include the rewording of our Euro denominated subordinated debt, the raising of Upper Tier II subordinated debt (which was partially used to repay our Yen denominated subordinated loan) and the disposals of our UK and Scandinavian life businesses. The Group continues to review its balance sheet structure to ensure it is optimally structured given the current and expected regulatory requirements.

Regulatory Developments
The FSA’s Integrated Prudential Sourcebook (PRU) came into effect in relation to insurers on 31 December 2004. It contains prudential rules and guidance for insurers, implementing a range of capital measures, including the EU Insurance Groups Directive (IGD) as amended by the Financial Groups Directive, the Enhanced Capital Requirement (ECR) and the Individual Capital Assessment (ICA). From 31 December 2004, insurance groups are required to calculate their group capital resources and requirements, in accordance with the PRU rules, and report their result privately to the FSA, although there is an expectation that there will be a requirement to publish this result from 31 December 2005. In order to provide insurance groups with an opportunity to prepare for this new IGD solvency test there is no absolute requirement to meet the test until 31 December 2006. However, as indicated above, the Group met this requirement at 31 December 2004 with a proforma surplus of approximately £0.6bn. This proforma surplus allows for a reduction in capital resources following the implementation of the International Financial Reporting Standards (IFRS).

The PRU rules have also established a requirement for all UK general insurers to calculate their ECR and this is required to be reported privately to the FSA. The ECR test is a risk sensitive calculation, which can be calculated from the regulatory return by applying a series of risk weightings (calibrated to BBB by Watson Wyatt) to different categories of assets, liabilities and premiums. The ECR solvency test has only been introduced as an indicative measure of the capital resources that a UK general insurer may need to hold and does not represent a hard capital adequacy requirement which a firm has to pass. Notwithstanding this, RSAI plc has a proforma surplus, above its ECR, at 31 December 2004 of approximately £0.6bn. As for the IGD surplus, this calculation allows for the impact of IFRS on the capital position.

The PRU rules have also introduced new rules for dividing capital into tiers, with tier one capital generally having the features of permanent capital, ranking low down on a winding up, and having no fixed servicing costs (e.g. ordinary share capital and retained earnings), and tier two capital tending to be less permanent (i.e. may have a fixed maturity date) and having fixed servicing costs (e.g. subordinated debt). The rules include specific limits on the amount of tier two ranking capital that can be included within the regulatory solvency calculations. These rules apply to all regulatory solvency tests. None of the Group’s solvency positions have been affected by these rules.

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In addition to the above, the Group is continuing to develop its ICA model, which will provide the Group with a sophisticated risk based approach to determining the amount of capital that is needed based upon a detailed analysis of the Group’s underlying risks. The Group has submitted a preliminary ICA assessment to the FSA and discussions with them are ongoing. The FSA has indicated that, in line with other insurers, it will be a number of months before they finalise their review. The progress and outcome of these discussions are confidential.

In addition to determining the Group’s overall capital requirement, output from the ICA model will be integrated within the business processes and used to enhance the basis for allocating capital and pricing risk.

Other Capital Measures
In addition to the new capital measures outlined above, the Group is required to continue to calculate and report on the regulated capital position for Solvency 1 of its principal regulated entity, RSAI plc. We also continue to calculate our own Risk Based Capital (RBC) position for the Group. At 31 December 2004 the proforma Solvency 1 surplus of RSAI plc was £1.3bn, compared with £851m at 31 December 2003 and £1,387m at 30 September 2004. The proforma surplus under the Group’s RBC calculated at 31 December 2004 was £1.5bn compared with £727m twelve months ago and £1,450m at 30 September 2004. The capital surpluses at 31 December 2004 for both Solvency 1 and RBC are stated after the proforma impact of IFRS. Given the developments of regulatory reporting requirements, moving forward the Group will no longer present its RBC surplus.

Net Asset Value Per Share
The net asset value per share, after adding back claims equalisation provisions net of tax, is 96p (31 December 2003 restated: 107p). At 4 March 2005 the net asset value per share, after adding back claims equalisation provisions net of tax, was estimated at 94p.

Dividend
The Directors will recommend to the Annual General Meeting to be held on 27 May 2005 that a final dividend of 2.96p (2003: 2.90p) per share be paid on 2 June 2005. This, together with the interim dividend of 1.65p already paid, will make a total distribution for the year of 4.61p (2003: 4.52p after adjusting for the impact of the rights issue).

The Group dividend policy going forward will be to at least maintain this level of dividend in real terms.

A scrip option will again be offered to shareholders with an extended election period.

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EXPLANATORY NOTES

1.	Accounting Policies

The Group adopted Urgent Issues Task Force (UITF) abstract 38 during Q1 2004, which changes the presentation of the Group’s own shares held within the ESOP trusts. Previously these shares were recognised as an asset but, in accordance with this abstract, they are now deducted from shareholders’ funds. The financial impact of this accounting policy change is to reduce shareholders’ funds by £15m and the comparatives have been restated. The Statement of Total Recognised Gains and Losses also reflects the derecognition of £39m of provision for diminution in value charged in earlier years. There is no impact on the result for the year.

2.	Group Operating Result (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is a non statutory measure but the Board believes it is an appropriate measure given the requirements of UK GAAP to present the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs, amortisation of goodwill, amortisation of goodwill in acquired claims provisions, amortisation and write off of present value of acquired in force business, dated loan capital interest, exceptional gain on long term insurance business, profits and losses and goodwill write back on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the adjusted weighted average of 2,872,090,434 shares in issue during the period (excluding those held in ESOP trusts). The number of shares in issue at 31 December 2004 was 2,912,318,571.

4.	Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2004. The treaty reinsured 8% of the Group’s general business written in the UK, Denmark, Canada and Ireland, with some exclusions. The treaty operated on an accident year basis and consequently the Group paid to Munich Re their share of the opening provision for unearned premiums as a portfolio transfer amounting to £159m at 1 January 2004.

At 31 December 2004 when the agreement ended, general premiums written during the agreement period, but to be earned later, were returned to the Group amounting to £154m. The total amount of written premiums ceded to Munich Re in 2004 was £328m. The Group has not renewed this agreement in 2005.

5.	International Financial Reporting Standards

The year end 2004 results will be the final time Royal & SunAlliance will publish its financial results under UK GAAP. From 1 January 2005 financial results will be published under International Financial Reporting Standards and the Q1 2005 results will be reported on this basis. On 23 February, the Group announced that the estimated impact on the Group net assets at the date of transition (1 January 2004) of the move to IFRS is a reduction of approximately £0.4bn, predominantly due to the recognition of the pension fund deficit. The Group’s current estimate is that this would not materially change as at 31 December 2004.

6.	Annual Report for 2004

These preliminary financial statements do not constitute full statutory Group financial statements within the meaning of Section 240 of the Companies Act 1985. The statutory Group financial statements for the year to 31 December 2004 of Royal & Sun Alliance Insurance Group plc will be delivered to the Registrar of Companies following the Annual General Meeting to be held on 27 May 2005. The independent auditors’ report on the Group financial statements for the year ended 31 December 2004 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The independent auditors’ report draws attention to the presentation of equalisation reserves in the Group financial statements by way of

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emphasis, without qualifying the report. The accounting treatment of these items in the Group’s financial statements is in accordance with the requirements of Schedule 9A to the Companies Act 1985.

FURTHER INFORMATION

There is a Supplementary Information pack available.

The full text of the above is available to the public at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ meeting, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ meeting will be available on the site shortly before 9:30am today.

The three months 2005 results will be announced on 12 May 2005.

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CONSOLIDATED PROFIT & LOSS ACCOUNT

	12 Months		12 Months
	2004		2003
	(audited)		(audited)
	£m		£m

General business net premiums written	5,206		6,630
Discontinued Life business net premiums written	839		1,473

General business result	433		83
Discontinued Life business result	94		168
Other activities	(71)		(111)

GROUP OPERATING RESULT	456		140
(based on longer term investment return) *

Interest on dated loan capital	(72)		(53)
Claims equalisation provisions	(37)		(24)
Amortisation of goodwill	(19)		(24)
Amortisation of goodwill in acquired claims provisions	(14)		(19)
Amortisation and write off of present value of acquired in force business	-		(66)
Exceptional gain on long term insurance business	-		444
Reorganisation costs	(126)		(202)

Group operating profit	188		196
(based on longer term investment return) *
Short term investment fluctuations	(78)		(34)

Profit on ordinary activities before exceptional items and tax	110		162

Continuing operations	9		(398)
Discontinued operations	101		560

	110		162

(Loss)/profit on disposal of subsidiary undertakings (including £(82)m in	(84)		16
2004 in respect of discontinued operations)
Goodwill writeback on sale of business (including £(25)m in 2004	(25)		(324)
in respect of discontinued operations)

Profit/(loss) on ordinary activities before tax	1		(146)
Tax on Group operating result	(141)		(43)
(based on longer term investment return) *
Tax on other movements	31		(174)

Loss on ordinary activities after tax	(109)		(363)
Attributable to equity minority interests	(40)		(19)

Loss for the period attributable to shareholders	(149)		(382)
Cost of preference dividend	(9)		(9)
Cost of ordinary dividend	(133)		(111)

Transfer from retained profits	(291)		(502)

Group operating earnings after tax per ordinary share	8.4	p	2.5	p
(based on longer term investment return) *
Earnings per ordinary share	(5.5	)p	(19.6	)p
Diluted earnings per ordinary share	(5.5	)p	(19.6	)p

* See note 2 on page 9

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	12 Months	12 Months
	2004	2003
	(audited)	(audited)
	£m	£m

Loss for the period attributable to shareholders	(149)	(382)
Exchange	(72)	(12)

Total shareholders’ consolidated loss arising in the period	(221)	(394)

Prior year adjustment	39

Total shareholders’ consolidated recognised losses since 31 December 2003	(182)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

		Restated*
	12 Months	12 Months
	2004	2003
	(audited)	(audited)
	£m	£m
Shareholders’ funds at 1 January (as reported)	3,001	2,231
Prior year adjustment	(15)	(15)

Shareholders’ funds at 1 January (as restated)	2,986	2,216
Share capital issued and increase in share premium	24	960
Total shareholders’ recognised losses	(221)	(394)
Goodwill written back	25	324
Dividends	(142)	(120)

Shareholders’ funds at 31 December	2,672	2,986

* See note 1 on page 9

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SUMMARY CONSOLIDATED BALANCE SHEET

			Restated*
		31 December	31 December
		2004	2003
		(audited)	(audited)
		£m	£m
ASSETS
Intangible assets		184	216
Investments
Land and buildings		733	698
Interests in associated undertakings		27	122
Other financial investments	- Equities	1,075	1,085
	- Unit Trusts	518	777
	- Fixed Interest	11,994	11,021
	- Other	1,011	854

Total investments		15,358	14,557
Reinsurers’ share of technical provisions		4,152	4,783
Debtors		3,189	4,980
Other assets		544	494
Prepayments and accrued income		802	1,026
Long term business policyholders’ assets		97	28,878

Total assets		24,326	54,934

LIABILITIES
Shareholders’ funds		2,672	2,986
Equity minority interests in subsidiaries		367	346
Dated loan capital		1,051	768

Total capital, reserves and dated loan capital		4,090	4,100

Technical provisions		16,960	18,542
Equalisation provisions		356	319
Borrowings		348	434
Other liabilities		2,475	2,661
Long term business policyholders’ liabilities		97	28,878

Total liabilities		24,326	54,934

Approved by the Board on 9 March 2005.

* See note 1 on page 9

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	12 Months	12 Months
	2004	2003
	(audited)	(audited)
	£m	£m

Net cash inflow from operating activities pre quota share
Continuing operations	191	148
Discontinued operations	99	160
	290	308
Quota share portfolio transfer	107	(18)
Contingent loan finance repaid from/(paid to) long term business funds	320	(160)

Net cash inflow from operating activities post quota share	717	130
Dividends from associates	5	8
Servicing of finance	(93)	(77)
Taxation paid	(72)	(6)
Capital expenditure	(103)	(39)
Acquisitions and disposals	1,110	865
Dividends paid on equity shares	(107)	(57)

	1,457	824
Net issue of dated loan capital	295	-
Issue of ordinary share capital	-	960

Cash flow (pre investment)	1,752	1,784

Investment activities
Purchases of investments	1,667	1,527
Reduction in borrowings	85	257

Net investment of cash flows	1,752	1,784

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques
In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, legislative changes, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years;
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to close scrutiny both within our business units and at Group Corporate Centre. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

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The pension asset and pension and post retirement liabilities calculated in accordance with Financial Reporting Standard 17 (FRS17) are disclosed in the annual report and accounts. These assets, liabilities, and profit and loss account charge, calculated in accordance with FRS17, are sensitive to the assumptions as set out.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainty as to the extent of policy coverage and limits applicable;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and environmental claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;
•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;
•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;
•	the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later (for example, cases of mesothelioma can have a latent period of up to 40 years);
•	inadequate development patterns;
•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;
•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;
•	the tendency for social trends and factors to influence jury verdicts; and
•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

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The position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos. Added to this, there is also the possibility, however uncertain, of federal legislation that would address asbestos related problems.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of litigation.

Representations and warranties
In the course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise (covering such matters as tax, property, environmental issues, etc). While such representations, warranties and indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are customary in such contracts.

Financial enhancement products
In the UK, US and Korea the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. Further information on financial enhancement products in the US is discussed below.

US financial enhancement products
Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses for the remaining CDOs during 2004 amount to £17m. The ultimate loss estimate for these CDOs is £158m against which we have made payments of £24m and have established total provisions of £109m. The ultimate loss estimate over the life of these CDOs is based on a model which utilises S&P’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Litigation, mediation and arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation, arbitration and regulatory inquiries in the normal course of its business. The directors do not believe that any current mediation, arbitration, regulatory inquiries and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration, regulatory inquiries and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurance
The Group is exposed to disputes on, and defects in, contract wordings and the possibility of default by its reinsurers, including from the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

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Rating agencies
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. The actions announced by the Group since 2002 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment
The Financial Services Authority (FSA) has brought into force its Integrated Prudential Sourcebook (PRU) in relation to insurers. This contains prudential rules and guidance for insurers implementing a range of capital measures, including the EU Insurance Groups Directive (IGD) as amended by the Financial Groups Directive, the Enhanced Capital Requirement (ECR) and the Individual Capital Assessment (ICA). Whilst the introduction of PRU has removed considerable uncertainty for determining the solvency requirements of UK insurance companies and groups, the Group is still anticipating further capital developments in 2005 through to 2007, in particular reaching agreement with the FSA on its ICA. Inevitably, until agreement is reached, there will be uncertainty as to the implications for Group solvency and the impact could materially increase our solvency requirements. The directors are confident that, following the actions announced, including the disposal of the UK and Scandinavian life companies and the restructuring of the Group’s debt position, the Group will continue to meet all future regulatory capital requirements.

US regulatory capital
The Group embarked on a programme of structural change in relation to its US business. Through the consolidation of certain US insurance companies, the US business has successfully reduced the number of domicilliary states from 11 to 6, which reduces the complexity of the structure. The number of insurance entities has also been reduced from 25 to 10, lowering capital requirements by some $90m.

At the year end, the level of capital was reviewed in the light of the stabilisation that had been achieved and it was determined that the sale of the non standard auto business is the right action to achieve an appropriate level of capital support in the US. Year end US filings have been submitted showing a consolidated US regulatory capital and surplus position at 31 December 2004 of $1,018m, which is at approximately 1.8 times the NAIC ratio. Constructive dialogue is underway with US regulators on corrective plans.

World Trade Center
The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001 is a gross loss in excess of £1bn, reduced to £280m net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the uncertainty associated with the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation
In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. At 31 December 2004, the loan portfolio had a face value of approximately $501m. In June and July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (MBIA) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions were Wells Fargo Bank Minnesota, NA (Wells Fargo), in its capacity as trustee of a number of securitisations that were collateralised by student loans, MBIA which insured the obligations issued through these securitisations and PNC Bank and Wilmington Trust, both of which provided interim financing prior to securitisation. These actions are all pending in US district court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. The court granted summary judgement to MBIA and Wells Fargo on 30 September 2003 and to PNC Bank and Wilmington Trust on 26 March 2004. Royal Indemnity appealed each of these judgements; oral arguments on the appeal were heard on 19 January 2005 and the parties await judgement.

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Calculated through 31 December 2004, the total amount awarded by the foregoing summary judgements was approximately $521m (including, as of the calculation date, additional accrued claims, prejudgements interest and post judgement interest).

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity has filed recovery actions against certain trucking school entities. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

US Restructuring
Our US restructuring plans are complex and are subject to particular risks. Although we have reduced the number of lead regulatory states, our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plans in the US will be subject to the approval of a number of insurance regulators. We are engaged in constructive dialogue on our restructuring plans with the US regulators in a number of jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plans that may have a material impact on our financial condition and business prospects. Some events or transactions comprised in the restructuring plans may give rise to risks and/or liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital.

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S

Supplementary Information

Supplementary Accounting Information	S1

Consolidated Profit & Loss Account – Statutory Basis	S6

Reconciliation of Profit & Loss Account

Twelve months to 31 December 2004	S7

Twelve months to 31 December 2003	S8

Ongoing operations breakdown	S9

Statistical Analysis

Territorial Analysis of General Business Operations

Twelve months to 31 December 2004	S10

Fourth quarter	S11

Territorial Analysis of General Business Ongoing Operations

Twelve months to 31 December 2004	S12

Fourth quarter	S13

UK including Commercial	S14

UK Personal	S20

Scandinavia	S26

International	S30

International – Canada	S36

Group Reinsurances	S40

United States	S42

Supplementary Information

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return
The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR). This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The general business result (based on LTIR) of £433m is calculated assuming pre tax returns of 5% on fixed interest securities and 7.5% on equities and assuming that investments have been held throughout the period according to the investment policy.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer	Effective return	Effective return
	term return	12 months	12 months
		2004	2003
Equities	7.5%	8.7%	10.0%
Fixed interest	5.0%	4.8%	4.7%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in ‘Other activities’. Also included in Other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 31 December 2004 recognised on the longer term basis since 1994 amounts to £11.5bn and the total actual investment return for this period is £11.8bn.

Actual return

	31 December	31 December
	2004	2003
	£m	£m
Actual return
Investment income (including Associates)	642	677
Unwind of discounted claims provision	(72)	(63)
Realised gains	31	482
Unrealised gains/(losses)	39	(395)

Total return	640	701

As presented
Recognised in operating result
– General business	664	704
– Other activities	54	31

Total recognised in operating result	718	735
Short term investment fluctuations	(78)	(34)

Total return	640	701

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Investments
The equity exposure of the Group remained broadly unchanged over the year, with total holdings at the end of 2004 being valued at slightly in excess of £1bn.

The fixed interest portfolios continue to be concentrated on high quality short dated bonds. Holdings of bonds rated AA or above stood at over 84% of total bond exposure whilst holdings in non investment grade bonds represented less than 2%. As at the end of December the gross redemption yield of bond holdings in the Group’s main portfolios was approximately 3.7%.

Dated Loan Capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has increased by £283m since the beginning of the year. The Group issued £450m (£444m net of discount and fees) of cumulative step up perpetual subordinated notes in July 2004. This increase in dated loan capital is offset by the repayment of the subordinated guaranteed loan of £146m and foreign exchange movements of £15m.

Goodwill
Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the twelve months to 31 December 2004 is £19m.

Goodwill on Acquisition of Claims Provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the twelve months to 31 December 2004 is £14m.

Pension and Post Retirement Commitments
On an FRS 17 basis the total deficit net of tax has reduced from £525m at 31 December 2003 to £522m at 31 December 2004.

During 2004, within the main UK defined benefits schemes, the mortality assumptions have been strengthened to reflect the medium cohort of the Institute of Actuaries latest mortality tables. We have also lowered the discount rate. These have been offset by better than assumed actual investment returns, experience gains, primarily reflecting the reduced UK headcount, and deficit funding contributions into the schemes.

Asbestos Developments

Turner & Newell
Further to the High Court ruling against us and in favour of Turner & Newell (T&N) in 2003, we are pleased to confirm that Royal & SunAlliance, in conjunction with other former employers’ liability insurers of T&N, have been able to reach agreement in principle with T&N’s administrators that a sum of money has been made available towards compensating workers exposed to asbestos by T&N during the years covered by the policies. This will conclude the insurers’ involvement in any asbestos liabilities of the T&N companies.

It is the Group’s policy not to comment on our reserving for individual incidents. However, we are adequately reserved for the proposed agreement within our overall asbestos reserves, which are subject to regular review and are within an appropriate range.

Proposed US Asbestos Legislation
An amended version of Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act) will be introduced shortly by Senate Judiciary Committee Chair Arlen Specter. The amended bill, like the bill 2290, will include establishing a privately financed trust fund to provide payments to individuals with asbestos related illnesses and removal of asbestos claims from the tort litigation system for the duration of the fund. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault Trust Fund to be administered by the US Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

The Group was a member of the core working group helping to develop recommendations with respect to the insurance industry’s financial parameters relative to the Trust Fund. This group became divided over allocation issues, withdrew its support for an allocation system based upon a ground up reserve analysis and decided instead to support the proposal that allocation be determined by an Allocation Commission. The industry group has now disbanded.

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Passage of Senate Bill 2290, in its current or an amended form, is far from certain. Similarly, there are concerns once the fund is exhausted, as claimants would have a right to return to the tort system. The return would be to the Federal or state court using the same medical conditions as the fund, which are different to the categories applied in the traditional tort system.

The new bill, like the prior bill, would include a national Trust Fund with a 27 year payout period for insurers and manufacturers and an insurer contribution to the proposed $140bn total, with the insurance industry portion remaining at $46bn. The new proposal provides for more up front funding, which could increase the present value for insurers beyond $46bn. A number of other important provisions such as the extent of preemption of cases and claims at various stages in the court process remain outstanding.

The bill also contemplates that insurance industry allocation will be determined by an Allocation Commission appointed by the President and it contains a provision that would permit an Asbestos Administrator to require any insurer with a Best’s or S&P rating of below ‘A-‘ to either pay the ‘present value of its remaining Fund contributions at a discount rate to be determined’ or to ‘provide an evergreen letter of credit or financial guarantee for future payments issued by an institution with a Best’s or S&P rating of at least A+’.

Many issues remain unresolved and asbestos reform remains a long way from resolution. The amount of funding for the proposed trust fund remains the major issue currently in dispute and, until resolved, it is unlikely that Congress will consider a bill this session. While there is significant interest among many parties in reaching some form of accommodation, labor remains adamant about funding sufficiency and protection for workers’ interests and has insisted on funding of over $149bn. With the 2004 federal elections behind, prospects for passage of some form of asbestos reform bill is more likely, although prospects of a trust fund bill are remote.

There can be no assurance that the amended Senate Bill 2290, if ultimately passed, and the amount and timing of any payments by the Group to the trust established there under, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cashflows.

Asbestos Reserves
The technical provisions include £572m for asbestos in the UK and US. These provisions can be analysed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or notifications as a percentage of liabilities.

The following table outlines the asbestos provisions as at 31 December 2004 analysed by risk and survival ratio:

As at 31 December 2004	Total	UK risks	US risks	US risks
Provisions		written in UK	written in UK	written in US
	£m	£m	£m	£m
Net of reinsurance	1,012	579	133	300
Net of discount	572	298	88	186
Survival ratios - On payments
(Gross of discount)
One year	24	30	22	19
Three year average	27	43	31	15
Survival ratios - On notifications
(Gross of discount)
One year	18	26	23	11
Three year average	19	28	20	12
As at 31 December 2003
Survival ratios - On payments
(Gross of discount)
One year	28	32	63	19
Three year average	27	46	33	16
Survival ratios - On notifications
(Gross of discount)
One year	21	23	22	18
Three year average	19	25	31	13

UK risks written in the UK
The majority of business in this area is employers’ liability (EL) written through UK commercial regions with a small amount of public and products liability. The underlying method for the estimation of asbestos requirements for UK EL depends critically on establishing a distribution of expected deaths from asbestos related disease, which is then adjusted to allow for the delay between claim and death of claimant. Calibration of the resultant

Supplementary Information	S3

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distribution to Group experience of reported claims allows an estimate of future numbers of claims against the Group to be produced.

Average claim cost is monitored from claim notifications over time and, from this data, after adjustment for inflation, a view is taken of current average claims cost taking into account evidence of trends etc. The average costs observed will reflect the proportion of claims cost being borne by the Group as a result of current sharing agreements amongst insurers, which in turn reflects the Group’s proportion of claimant exposure periods.

We have used the Health & Safety Executive projections of probable numbers of future deaths from Mesothelioma, published in December 2003, as the basis to determine our UK reserves for future expected asbestos cases and applied this to our average cost, which is adjusted to allow for future inflation. The effect of using this data on our reserves is to increase the anticipated number of asbestos claims which are spread over an extended reporting period.

US risks written in the UK
US asbestos exposure arises from a variety of sources including: London market ‘direct’ business written through Marine operations many years ago, inward reinsurance exposures also written through London market and from participation in UK aviation pools.

Estimation on all areas of exposure is primarily based on a ground up analysis of direct insureds or cedents, reflecting the likelihood and timing of any breaches of the different layers of exposure written by the Group, and thereby the financial costs and cashflows involved.

US risks written in the US
The following table provides a breakdown of the reserves before discount of the US risks written in the US:

As at 31 December 2004	Policyholders	Total	Paid in	Paid in	Case	% of Case	Unassigned	Total
		Paid	2003	2004	Reserves	Reserves	IBNR	Reserves
		$m	$m	$m	$m		$m	$m
Open Accounts
Major	11	42	1	-	21	16%
Peripheral	386	218	26	28	99	75%

Total Open	397	259	27	27	120	91%
Closed Accounts
Major	8	113	3	-	-
Peripheral	359	40	-	-	-

Total Closed	367	154	3	-	-

Sub Total	764	413	30	27	120	91%

Other		55	3	4	12	9%

Total		468	33	31	132	100%	445	577

The major category is primary asbestos defendants who manufactured and distributed asbestos products where most are expected to exhaust the majority of available insurance coverage.

The peripheral category is a newer group of defendants brought into litigation due to bankruptcies in the major defendant group. Some may have manufactured, distributed or installed asbestos containing products, but exposure is more limited. Others owned or operated premises where asbestos products were used, giving rise to premises rather than products claims.

Impact of Foreign Exchange on Quarterly Movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter’s result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period ends results at the latest period end rates of exchange.

Supplementary Information	S4

Back to Contents

Exchange Rates

	31 December	31 December
	2004	2003
US Dollar	1.92	1.79
Canadian Dollar	2.30	2.31
Danish Kroner	10.51	10.57

Rating Movements
Rate movements being achieved for risks renewing in December 2004 versus comparable risks renewing in December 2003 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	6	6	1	1	(2)
Canada	(2)	2	3	5	1
Scandinavia	6	6	7	21	5
US	3	-	-	-	-

Supplementary Information	S5

Back to Contents

CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

	12 Months		12 Months
	2004		2003
	(audited)		(audited)
	£m		£m
Balance on the technical account for general business (excluding
investment return allocated to the general business technical account)	(458)		(898)

Balance on life business technical account gross of tax (excluding	95		559
investment return allocated from the long term business technical account)

Investment income	629		1,098
Interest on dated loan capital	(72)		(53)
Unrealised gains/(losses) on investments	39		(395)
Profit/(loss) from non insurance activities	1		(31)
Central expenses (including reorganisation costs)	(105)		(94)
Amortisation of goodwill	(19)		(24)

	110		162

Total Group operating profit	96		133
Share of results of associated undertakings	14		29

Profit on ordinary activities before exceptional items and tax	110		162
Continuing operations	9		(398)
Discontinued operations	101		560
	110		162
Loss on disposal of subsidiary undertakings (including £(107)m in
2004 in respect of discontinued operations)	(109)		(308)

Profit/(loss) on ordinary activities before tax	1		(146)
Tax on loss on ordinary activities	(110)		(217)

Loss on ordinary activities after tax	(109)		(363)
Attributable to equity minority interests	(40)		(19)

Loss for the period attributable to shareholders	(149)		(382)
Cost of preference dividend	(9)		(9)
Cost of ordinary dividend	(133)		(111)

Transfer from retained profits	(291)		(502)

Earnings per ordinary share	(5.5	)p	(19.6	)p
Diluted earnings per ordinary share	(5.5	)p	(19.6	)p

Supplementary Information	S6

Back to Contents

RECONCILIATION OF PROFIT & LOSS ACCOUNT

TWELVE MONTHS TO 31 DECEMBER 2004

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(231)		(231)
Reorganisation costs	(104)							(104)
Amortisation of goodwill in acquired claims provisions	(14)						(14)
Equalisation provisions	(37)							(37)

		(386)	(231)	-	-	-	(14)	(141)	-
Unwind of discount in respect of claims outstanding		(72)	(72)

		(458)	(303)	-	-	-	(14)	(141)	-
Life technical result	95			95				-

		95	-	95	-	-	-	-	-
Gross investment income	661
Realised gains	31

		692	736	(1)	74				(117)
Investment expenses and loan interest		(74)			(74)
Income from associates		11			11

Investment income		629	736	(1)	11	-	-	-	(117)
Interest on dated loan capital		(72)				(72)

Unrealised gains		39							39
Profit from non insurance activities		1			1

Central expenses		(105)			(83)			(22)
Amortisation of goodwill		(19)					(19)

		110	433	94	(71)	(72)	(33)	(163)	(78)

Supplementary Information	S7

Back to Contents

RECONCILIATION OF PROFIT & LOSS ACCOUNT

TWELVE MONTHS TO 31 DECEMBER 2003

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(621)		(621)
Reorganisation costs	(171)							(171)
Amortisation of goodwill in acquired claims provisions	(19)						(19)
Equalisation provisions	(24)							(24)

		(835)	(621)	-	-	-	(19)	(195)	-
Unwind of discount in respect of claims outstanding		(63)	(63)

		(898)	(684)	-	-	-	(19)	(195)	-
Life technical result	625			181				444
Amortisation of EV	(5)						(5)
Write off of EV	(61)							(61)

		559	-	181	-	-	(5)	383	-
Gross investment income	663
Realised gains	482

		1,145	767	(13)	30				361
Investment expenses and loan interest		(74)			(74)
Income from associates		27			27

Investment income		1,098	767	(13)	(17)	-	-	-	361
Interest on dated loan capital		(53)				(53)

Unrealised losses		(395)							(395)
Loss from non insurance activities		(31)			(31)

Central expenses		(94)			(63)			(31)
Amortisation of goodwill		(24)					(24)

		162	83	168	(111)	(53)	(48)	157	(34)

Supplementary Information	S8

Back to Contents

ONGOING OPERATIONS BREAKDOWN

We have displayed the results of our ongoing operations separately. The following operations have been classed as closed, disposed or transferred for this purpose:

•	UK Personal
Terminated intermediated contracts
Healthcare & Assistance
DMI

·	UK Commercial
Financial Solutions
Inwards Reinsurance

•	US
RSUI
Financial Services
Standard personal lines and certain commercial lines under the Travelers renewal rights
Risk managed and global
ProFin
DPIC
Grocers
Affinity Programs
Artis

•	International
France
Puerto Rico
Peru

•	Australia / New Zealand

There is no closed, disposed or transferred business in Scandinavia or Canada.

Supplementary Information	S9

Back to Contents

TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

		Net Premiums Written
	2004	2003	2003	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%
United Kingdom	2,594	2,849	2,849	(9)
Scandinavia	1,287	1,173	1,167	10
International	1,217	1,254	1,268	(3)
Group Reinsurance	3	(27)	(27)	111
US	105	1,016	1,090	(90)
Australia & New Zealand	-	275	283	-

	5,206	6,540	6,630	(20)

	Underwriting Result					Operating Ratio
	2004			2003	2003	2004		2003
				Adjusted	Original
	Accident Years					Accident Year

	Current	Prior	Total	Total	Total	Current	Total	Total
	£m	£m	£m	£m	£m	%	%	%
United Kingdom	128	(22)	106	21	21	95.3	94.9	99.4
Scandinavia	82	(31)	51	(4)	(4)	93.0	95.4	99.3
International	44	1	45	16	18	96.8	96.6	98.4
Group Reinsurance	(6)	(3)	(9)	(18)	(18)
US	(224)	(200)	(424)	(607)	(651)	176.0	221.1	140.5
Australia & New Zealand	-	-	-	13	13	-	-	95.7

	24	(255)	(231)	(579)	(621)	99.7	103.4	108.0

Equalisation provision			(37)	(24)	(24)
Reorganisation costs & goodwill (refer to S7 and S8)			(118)	(190)	(190)

			(386)	(793)	(835)

	General Business		Return on
	Result		Capital
	(based on LTIR)		(net nominal)
	2004	2003	2004	2003
	£m	£m	%	%
United Kingdom	381	309	26	18
Scandinavia	163	96	23	15
International	176	143	20	17
Group Reinsurance	(13)	(31)
US	(274)	(469)	(43)	(52)
Australia & New Zealand	-	35	-	18

	433	83	8	(3)

Supplementary Information	S10

Back to Contents

TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

FOURTH QUARTER

	Net Premiums Written
	2004	2003	Currency
		Original	Inc/dec
	£m	£m	%
United Kingdom	633	658	(4)
Scandinavia	301	252	8
International	328	302	2
Group Reinsurance	(5)	(31)	84
US	8	(25)	(74)
Australia & New Zealand	-	-	-

	1,265	1,156	9

	Underwriting Result		Operating Ratio
	2004	2003	2004	2003
	£m	£m	%	%
United Kingdom	30	(19)	96.6	104.6
Scandinavia	10	(1)	99.5	102.1
International	12	(4)	95.5	102.0
Group Reinsurance	(2)	9
US	(192)	(76)	425.3	131.8
Australia & New Zealand	-	-	-	-

	(142)	(91)	111.3	108.2

Equalisation provision	3	1
Reorganisation costs & goodwill (refer to S7 and S8)	(47)	(40)

	(186)	(130)

	General Business
	Result
	(based on LTIR)
	2004	2003
	£m	£m
United Kingdom	111	47
Scandinavia	34	29
International	47	25
Group Reinsurance	(3)	5
US	(167)	(29)
Australia & New Zealand	-	-

	22	77

Supplementary Information	S11

Back to Contents

TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written
	2004	2003	2003	Currency
		Adjusted	Original
	£m	£m	£m	%
United Kingdom	2,592	2,511	2,511	3
Scandinavia	1,287	1,173	1,167	10
International	1,227	1,224	1,237	0
Group Reinsurance	3	(27)	(27)	111
US	206	336	361	(39)

Ongoing businesses	5,315	5,217	5,249	2

Closed, disposed or transferred business	(109)	1,323	1,381	-

Total	5,206	6,540	6,630	(20)

	Underwriting Result			Operating Ratio
	2004	2003	2003	2004	2003
		Adjusted	Original
	£m	£m	£m	%	%
United Kingdom	193	136	136	92.5	94.8
Scandinavia	51	(4)	(4)	95.4	99.3
International	53	15	17	95.8	98.3
Group Reinsurance	(9)	(18)	(18)
US	20	20	21	90.2	94.2

Ongoing businesses	308	149	152	94.0	96.8

Closed, disposed or transferred business	(379)	(233)	(245)	(169.3)	111.8
Reserve strengthening	(160)	(495)	(528)	-	-

Total	(231)	(579)	(621)	103.4	108.0

	General Business		Return on
	Result		Capital
	(based on (LTIR)		(net nominal)
	2004	2003	2004	2003
	£m	£m	%	%
United Kingdom	436	376	30	26
Scandinavia	163	96	23	15
International	182	138	18	17
Group Reinsurance	(13)	(31)
US	30	43	37	19

Ongoing businesses	798	622	26	19

Closed, disposed or transferred business	(365)	(539)

Total	433	83

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S12

Back to Contents

TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

FOURTH QUARTER

	Net Premiums Written
	2004	2003	Inc/Dec
	£m	£m	%
United Kingdom	643	537	19
Scandinavia	301	252	8
International	330	300	4
Group Reinsurance	(5)	(31)	84
US	44	53	(25)

Ongoing businesses	1,313	1,111	18

Closed, disposed or transferred business	(48)	45	(207)

Total	1,265	1,156	9

	Underwriting Result		Operating Ratio
	2004	2003	2004	2003
	£m	£m	%	%
United Kingdom	89	8	87.1	100.6
Scandinavia	10	(1)	99.5	102.1
International	13	(5)	95.3	102.2
Group Reinsurance	(2)	9
US	4	7	90.8	90.8

Ongoing businesses	114	18	92.7	100.3

Closed, disposed or transferred business	(96)	(49)	533.4	147.6
Reserve strengthening	(160)	(60)	-	-

Total	(142)	(91)	111.3	108.2

General Business
Result
(based on LTIR)
2004
£m
United Kingdom	164
Scandinavia	34
International	48
Group Reinsurance	(3)
US	6

Ongoing businesses	249

Closed, disposed or transferred business	(227)

Total	22

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S13

Back to Contents

Statistical Analysis – UK including Commercial

UK Commercial Detailed Business Review	S15

UK General Business Operations Breakdown

Twelve months to 31 December 2004	S16

Fourth quarter	S17

UK General Business Ongoing Operations Breakdown

Twelve months to 31 December 2004	S18

Fourth quarter	S19

Supplementary Information	S14

Back to Contents

DETAILED BUSINESS REVIEW

UNITED KINGDOM

COMMERCIAL

•	UK Commercial delivered a strong underwriting result of £92m with an operating ratio of 93.5%, an improvement of £15m and 2.3 points respectively.

•	Premiums were 9% up on 2003 across the portfolio. Excluding the impact of quota share, premiums were up 1% as levels of new business and retention rates improved during the year.

•	The property account delivered another excellent result with a COR of 81.8%, with improved underlying performance combining with a lower level of large losses and weather claims partly offset by continued strengthening of our reserves.

•	The casualty account showed an almost 13 point improvement in operating ratio driven by a strong claims performance and premium improvements, following rate increases applied in 2003.

•	The motor account again delivered a sub 100 operating ratio, whilst growing premiums by 13%, including the effect of the Munich Re quota share.

•	The other line is primarily composed of discontinued business but also includes the profitable marine account. The underwriting loss reflects prior year reserve strengthening for the discontinued business.

Supplementary Information	S15

Back to Contents

UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	385	894	(57)	27	(32)	98.3	103.1
Motor	370	367	1	(9)	(27)	102.5	107.2
Other	28	(78)	137	(4)	3	109.5	92.1

	783	1,183	(34)	14	(56)	98.4	103.7

Commercial
Property	781	738	6	145	142	81.8	82.2
Casualty	359	324	11	(5)	(42)	101.2	113.9
Motor	507	451	13	12	42	96.7	90.8
Other	164	153	7	(60)	(65)	133.7	136.7

	1,811	1,666	9	92	77	93.5	95.8

Total	2,594	2,849	(9)	106	21	94.9	99.4

	General Business
	Result
	(based on LTIR)
	2004	2003
	£m	£m
Personal	91	39
Commercial	290	270

	381	309

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	62.9	65.9	63.4	69.7	63.2	68.0
Expense ratio	35.5	37.8	30.1	26.1	31.7	31.4

	98.4	103.7	93.5	95.8	94.9	99.4

Supplementary Information	S16

Back to Contents

UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	96	227	(58)	3	(31)	101.4	112.4
Motor	75	69	7	2	(5)	101.1	110.9
Other	7	9	(14)	-	(2)	93.1	79.4

	178	305	(42)	5	(38)	101.1	112.1

Commercial
Property	187	156	20	61	33	72.8	86.3
Casualty	106	69	54	12	(16)	85.1	120.7
Motor	133	105	27	(4)	16	101.2	87.6
Other	29	23	24	(44)	(14)	215.1	156.8

	455	353	29	25	19	94.8	98.3

Total	633	658	(4)	30	(19)	96.6	104.6

	General Business
	Result
	(based on LTIR)
	2004	2003
	£m	£m
Personal	23	(16)
Commercial	88	63

	111	47

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	62.5	69.9	60.1	67.5	60.9	68.5
Expense ratio	38.6	42.2	34.7	30.8	35.7	36.1

	101.1	112.1	94.8	98.3	96.6	104.6

Supplementary Information	S17

Back to Contents

UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	425	483	(12)	42	(5)	91.4	99.9
Motor	370	356	4	(9)	(14)	102.5	104.0
Other	28	23	21	(4)	(2)	109.5	97.8

	823	862	(5)	29	(21)	97.0	101.5

Commercial
Property	781	738	6	145	142	81.9	82.2
Casualty	359	324	11	(5)	(42)	101.2	113.9
Motor	507	450	13	12	41	96.7	90.8
Other	122	137	(11)	12	16	90.7	95.7

	1,769	1,649	7	164	157	90.3	91.2

Ongoing business	2,592	2,511	3	193	136	92.5	94.8

Closed, disposed or transferred business	2	338	(99)	(87)	(82)	177.8	115.7
Reserve strengthening	-	-	-	-	(33)	-	-

Total	2,594	2,849	(9)	106	21	94.9	99.4

	General Business
	Result
	(based on LTIR)
	2004	2003
	£m	£m
Personal	96	47
Commercial	340	329

Ongoing business	436	376

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	63.1	68.9	60.1	65.4	61.1	66.6
Expense ratio	33.9	32.6	30.2	25.8	31.4	28.2

	97.0	101.5	90.3	91.2	92.5	94.8

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S18

Back to Contents

UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	102	121	(16)	12	(11)	91.2	106.5
Motor	75	65	14	2	(6)	101.1	114.5
Other	7	8	(14)	-	1	93.1	63.8

	184	194	(6)	14	(16)	96.3	107.9

Commercial
Property	188	157	20	61	32	72.7	86.5
Casualty	106	69	54	12	(16)	85.1	120.7
Motor	133	104	27	(4)	14	101.2	87.6
Other	32	13	152	6	(6)	84.9	169.2

	459	343	34	75	24	83.1	97.0

Ongoing business	643	537	19	89	8	87.1	100.6

Closed, disposed or transferred business	(10)	121	(108)	(59)	(4)	370.2	104.3
Reserve strengthening	-	-	-	-	(23)	-	-

Total	633	658	(4)	30	(19)	96.6	104.6

General Business
Result
(based on LTIR)
2004
£m
Personal	31
Commercial	133

Ongoing business	164

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	60.6	74.3	49.5	66.1	53.0	68.8
Expense ratio	35.7	33.6	33.6	30.9	34.1	31.8

	96.3	107.9	83.1	97.0	87.1	100.6

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S19

Back to Contents

Statistical Analysis – UK Personal

UK Personal Detailed Business Review	S21

UK Personal General Business Operations Breakdown

Twelve months to 31 December 2004	S22

Fourth quarter	S23

UK Personal General Business Ongoing Operations Breakdown

Twelve Months to 31 December 2004	S24

Fourth quarter	S25

Supplementary Information	S20

Back to Contents

DETAILED BUSINESS REVIEW

UNITED KINGDOM

PERSONAL

•	The UK Personal business delivered a combined operating ratio of 98.4%, an improvement of over 5 points on 2003. This strong performance was seen in both our intermediated business (3.3 point improvement to 102.2%) and MORE TH>N (6.4 point improvement to 96.8%).

•	Excluding the impact of the quota share and the Health business disposed of in 2003, overall premiums fell by 39% largely due, as expected, to the impact of the termination of the HBoS account and our remedial action throughout 2003 in the intermediated motor market.

•	MORE TH>N premiums have increased by 10% over 2003, of which 7% relates to the reduction in quota share.

•	We have continued to drive price increases ahead of the market, with increases of 6% for both motor and household over last year.

•	The Personal account has delivered a £70m improvement in underwriting profitability over 2003. This reflects both the strong underwriting and claims actions we have taken and reduced subsidence costs offset be increased weather charges, relative to 2003.

•	The intermediated underwriting result improved by £48m driven by an improvement in the claims ratio, as the benefits of our underwriting, claims and portfolio initiatives work through the account, combined with the lower subsidence charge.

•	The MORE TH>N underwriting result improved by £27m reflecting strong performance, particularly in our household account. Our overall expense ratio has reduced by 0.3 points reflecting 2 points of underlying improvements offset by 1.7 points of costs for the investment in the operational improvement programme.

Supplementary Information	S21

Back to Contents

UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Written Premiums			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal Intermediated
Household	244	762	(68)	10	(24)	104.8	103.2
Motor	142	163	(13)	(3)	(19)	102.7	111.5
Other	9	8	22	(2)	-	125.6	83.5

	395	933	(58)	5	(43)	102.2	105.5

MORE TH>N
Household	141	132	7	17	(8)	87.1	103.0
Motor	228	204	11	(6)	(8)	102.4	102.4
Other	19	16	20	(2)	(2)	104.4	115.3

	388	352	10	9	(18)	96.8	103.2

Health
Other	-	(102)	-	-	5	-	89.9

	-	(102)	-	-	5	-	89.9

Personal Total
Household	385	894	(57)	27	(32)	98.3	103.1
Motor	370	367	1	(9)	(27)	102.5	107.2
Other	28	(78)	137	(4)	3	109.5	92.1

	783	1,183	(34)	14	(56)	98.4	103.7

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%	%	%
Claims ratio	59.1	62.6	69.4	75.5	-	68.2	62.9	65.9
Expense ratio	43.1	42.9	27.4	27.7	-	21.7	35.5	37.8

	102.2	105.5	96.8	103.2	-	89.9	98.4	103.7

Supplementary Information	S22

Back to Contents

UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Written Premiums			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal Intermediated
Household	62	194	(68)	(3)	(26)	109.9	112.4
Motor	28	25	14	-	(5)	101.8	122.1
Other	2	4	(45)	1	1	80.8	34.4

	92	223	(59)	(2)	(30)	106.9	113.7

MORE TH>N
Household	34	33	4	6	(5)	86.5	112.7
Motor	47	44	3	2	-	100.7	102.7
Other	5	5	12	(1)	(1)	102.0	99.4

	86	82	4	7	(6)	95.6	106.2

Health
Other	-	-	-	-	(2)	-	-

	-	-	-	-	(2)	-	-

Personal Total
Household	96	227	(58)	3	(31)	101.4	112.4
Motor	75	69	7	2	(5)	101.1	110.9
Other	7	9	(14)	-	(2)	93.1	79.4

	178	305	(42)	5	(38)	101.1	112.1

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%	%	%
Claims ratio	57.7	66.4	68.3	79.6	-	-	62.5	69.9
Expense ratio	49.2	47.3	27.3	26.6	-	-	38.6	42.2

	106.9	113.7	95.6	106.2	-	-	101.1	112.1

Supplementary Information	S23

Back to Contents

UK PERSONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Written Premiums			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal Intermediated
Household	284	351	(19)	25	3	93.7	98.8
Motor	142	152	(6)	(3)	(6)	102.7	105.8
Other	9	7	22	(2)	-	125.6	83.6

	435	510	(15)	20	(3)	97.6	101.1

MORE TH>N
Household	141	132	7	17	(8)	87.1	103.0
Motor	228	204	11	(6)	(8)	102.4	102.4
Other	19	16	20	(2)	(2)	104.4	115.3

	388	352	10	9	(18)	96.8	103.2

Personal Total
Household	425	483	(12)	42	(5)	91.4	99.9
Motor	370	356	4	(9)	(14)	102.5	104.0
Other	28	23	21	(4)	(2)	109.5	97.8

Total	823	862	(5)	29	(21)	97.0	101.5

Closed, disposed or transferred business	(40)	321	(112)	(15)	(37)	45.9	108.1
Reserve strengthening	-	-	-	-	2	-	-

	783	1,183	(34)	14	(56)	98.4	103.7

Operating Ratio	UK PI		MORE TH>N		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	58.0	65.0	69.4	75.5	63.1	68.9
Expense ratio	39.6	36.1	27.4	27.7	33.9	32.6

	97.6	101.1	96.8	103.2	97.0	101.5

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S24

Back to Contents

UK PERSONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Written Premiums			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal Intermediated
Household	68	88	(23)	6	(6)	93.6	104.4
Motor	28	21	34	-	(6)	101.8	118.9
Other	2	3	(31)	1	2	80.8	34.4

	98	112	(13)	7	(10)	96.8	105.3

MORE TH>N
Household	34	33	4	6	(5)	86.5	112.7
Motor	47	44	3	2	-	100.7	102.7
Other	5	5	12	(1)	(1)	102.0	99.4

	86	82	4	7	(6)	95.6	106.2

Personal Total
Household	102	121	(16)	12	(11)	91.2	106.5
Motor	75	65	14	2	(6)	101.1	114.5
Other	7	8	(14)	-	1	93.1	63.8

Total	184	194	(6)	14	(16)	96.3	107.9

Closed, disposed or transferred business	(6)	111	(105)	(9)	(24)	100.5	123.3
Reserve strengthening	-	-	-	-	2	-	-

	178	305	(42)	5	(38)	101.1	112.1

Operating Ratio	UK PI		MORE TH>N		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	53.8	69.7	68.3	79.6	60.6	74.3
Expense ratio	43.0	35.6	27.3	26.6	35.7	33.6

	96.8	105.3	95.6	106.2	96.3	107.9

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S25

Back to Contents

Statistical Analysis – Scandinavia

Scandinavia Detailed Business Review	S27

Scandinavia General Business Operations Breakdown

Twelve months to 31 December 2004	S28

Fourth quarter	S29

Supplementary Information	S26

Back to Contents

DETAILED BUSINESS REVIEW

SCANDINAVIA

•	The Scandinavian combined operating ratio improved by 3.9 points in 2004 to 95.4%. The strong performance is driven by the change programme introduced last year, better risk selection and our low cost operating platform. The claims ratio was 2.9 points better than in 2003 driven by change programme benefits, particularly within Swedish Commercial.

PERSONAL

•	Excluding the impact of the quota share and exchange, the Scandinavian personal account showed premium growth of 5%, with a 2.4 point improvement in operating ratio to 101.8%.

•	Premium volume in Denmark is up by 2%, excluding the impact of quota share, disposals and exchange movements, reflecting the rate increases carried on the account.

•	Growth in Sweden is 9%, excluding the impact of quota share and exchange, driven by rate increases across all lines and volume growth in Motor and Health.

•	The Personal Lines underwriting result has improved by £16m driven largely by the Swedish motor account. Personal loss ratio improved 0.2 points, even after reserve strengthening in Swedish personal accident, reflecting the impact of our change programme which has driven improved risk selection and capability. The personal expense ratio improvement of 2.2 points reflects a reduction in expenses and premium growth.

COMMERCIAL

•	Commercial premium increased by 9% compared to 2003, with a 5.4 point improvement in operating ratio to 88.7%.

•	Danish premium increased by 2%, excluding the impact of exchange and quota share movements, driven by volume growth in Motor.

•	Swedish premiums were 3% below 2003, excluding the impact of exchange and reinsurance, driven by the loss of a small number of large accounts as focus on underwriting discipline led to some volume reduction.

•	The underwriting result improved by £40m, and the commercial loss ratio improved by 5.4 points. This was particularly evident in Sweden where our underwriting initiatives are having a positive impact, particularly on risk selection. Commercial expense ratio increased by 0.5 points driven by higher commissions within the Swedish business. Results in the Danish Commercial accounts are in line with 2003.

•	Results in Sweden improved significantly over 2003 to an 80.6% operating ratio, reflecting the impact of rate increases and the achievement of lower claims frequency and average costs from our change programme underwriting initiatives.

Supplementary Information	S27

Back to Contents

SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Denmark	202	189	188	7	2	(3)	(3)	98.6	99.6
Sweden	437	378	376	16	(20)	(32)	(31)	104.1	108.0
Other	49	54	54	(8)	1	2	2	92.4	95.4

	688	621	618	11	(17)	(33)	(32)	101.8	104.2

Commercial
Denmark	269	244	243	10	9	9	9	96.3	95.5
Sweden	295	275	273	8	59	19	18	80.6	92.4
Other	35	33	33	5	-	1	1	94.8	97.6

	599	552	549	9	68	29	28	88.7	94.1

Total
Denmark	471	433	431	9	11	6	6	97.3	97.2
Sweden	732	653	649	12	39	(13)	(13)	94.3	101.3
Other	84	87	87	(3)	1	3	3	93.4	96.2

	1,287	1,173	1,167	10	51	(4)	(4)	95.4	99.3

	General Business
	Result
	(based on LTIR)
	2004	2003
	£m	£m
Personal	41	23
Commercial	122	73

	163	96

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	84.4	84.6	67.9	73.8	76.5	79.4
Expense ratio	17.4	19.6	20.8	20.3	18.9	19.9

	101.8	104.2	88.7	94.1	95.4	99.3

Supplementary Information	S28

Back to Contents

SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Currency	2004	2003	2004	2003
		Original	Inc/dec		Original
	£m	£m	%	£m	£m	%	%
Personal
Denmark	44	44	(11)	(1)	(2)	108.0	97.8
Sweden	119	99	9	(16)	(16)	114.0	117.1
Other	11	12	(7)	-	2	93.6	91.6

	174	155	3	(17)	(16)	110.8	108.4

Commercial
Denmark	55	43	13	-	1	105.3	107.6
Sweden	63	46	22	27	14	72.5	86.2
Other	9	8	(3)	-	-	90.0	100.4

	127	97	16	27	15	88.1	97.0

Total
Denmark	99	87	1	(1)	(1)	106.4	102.7
Sweden	182	145	13	11	(2)	95.9	102.9
Other	20	20	(5)	-	2	92.0	95.1

	301	252	8	10	(1)	99.5	102.1

	General Business
	Result
	(based on LTIR)
	2004	2003
	£m	£m
Personal	(7)	1
Commercial	41	28

	34	29

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	91.4	88.7	59.8	64.8	76.4	77.6
Expense ratio	19.4	19.7	28.3	32.2	23.1	24.5

	110.8	108.4	88.1	97.0	99.5	102.1

Supplementary Information	S29

Back to Contents

Statistical Analysis – International

International Detailed Business Review	S31

International General Business Operations Breakdown

Twelve months to 31 December 2004	S32

Fourth quarter	S33

International General Business Ongoing Operations Breakdown

Twelve months to 31 December 2004	S34

Fourth quarter	S35

Supplementary Information	S30

Back to Contents

DETAILED BUSINESS REVIEW

INTERNATIONAL

•	International produced another set of strong underwriting results with an operating ratio of 96.6%, reflecting the underlying quality of the regional portfolios following the strategic repositioning of the last two years. Excluding the impact of exchange rate movements, total premium volume was down on 2003 reflecting the disposal of a number of operations in LAC and Asia, and focus on profitability rather than growth.

PERSONAL

•	Underlying premiums, before the impact of exchange and quota share, were down 9% largely due to the actions taken in 2003 to improve performance of the intermediated portfolio in Canada.

•	Other Europe & Middle East premiums were flat excluding the impact of exchange and quota share. This was mainly due to new business driven growth in Italy offset by competitive conditions in Ireland.

•	LAC premiums were down by 11% after adjusting for exchange, principally reflecting the sale of Peru in March 2004 and Puerto Rico in October 2003, offset by growth in other countries, particularly in Brazil and Venezuela.

•	Asia premiums have grown 4%, after adjusting for exchange, reflecting corporate partner business growth in Japan.

•	The underwriting result of £33m is £17m better than 2003 due to a £23m improvement in Canada offset by small reductions in Asia and Other Europe.

COMMERCIAL

•	Underlying premiums, before the impact of exchange and quota share, are down 10% on 2003, largely as a result of reduced exposures following the underwriting actions implemented in 2003 in Canada and disposals in LAC.

•	Other Europe & Middle East premium was down by 5% after adjusting for exchange, with reduction in Ireland due to competitive market conditions partly offset by new business growth in Italy.

•	The sale of Peru and Puerto Rico were the main drivers behind the 17% reduction in premium in LAC.

•	In Asia our focus on maintaining technical price led to a reduction in exposure, principally in Hong Kong, with premium being 14% below 2003.

•	The underwriting result of £12m was an improvement of £10m over 2003. Improvements in Canada resulting from our portfolio restructuring were partially offset by small reductions in other Europe & Middle East, LAC, and Asia, primarily due to their discontinued operations. Asia showed strong underlying improvement excluding the impact of the discontinued business.

Supplementary Information	S31

Back to Contents

INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Canada	372	376	374	(1)	13	(10)	(10)	97.0	100.9
Other Europe & Middle East	249	239	238	4	12	16	16	95.7	93.4
LAC	67	75	82	(11)	2	-	1	98.2	97.7
Asia	50	48	50	4	6	9	9	88.2	83.8

	738	738	744	-	33	15	16	96.1	96.8

Commercial
Canada	132	130	129	2	4	(8)	(8)	95.1	110.4
Other Europe & Middle East	200	212	213	(5)	3	6	6	98.3	97.4
LAC	100	120	125	(17)	8	11	11	92.9	89.7
Asia	47	54	57	(14)	(3)	(8)	(7)	110.8	113.6

	479	516	524	(7)	12	1	2	97.5	100.8

Total
Canada	504	506	503	-	17	(18)	(18)	96.6	102.9
Other Europe & Middle East	449	451	451	-	15	22	22	96.9	95.3
LAC	167	195	207	(14)	10	11	12	94.9	92.9
Asia	97	102	107	(6)	3	1	2	99.3	99.5

	1,217	1,254	1,268	(3)	45	16	18	96.6	98.4

	General Business
	Result
	(based on LTIR)
	2004	2003
	£m	£m
Personal
Canada	48	19
Other Europe & Middle East	38	42
LAC	5	6
Asia	9	12

	100	79

Commercial
Canada	30	16
Other Europe & Middle East	29	28
LAC	13	18
Asia	4	2

	76	64

Total
Canada	78	35
Other Europe & Middle East	67	70
LAC	18	24
Asia	13	14

	176	143

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	67.4	69.5	58.5	63.0	63.9	66.7
Expense ratio	28.7	27.3	39.0	37.8	32.7	31.7

	96.1	96.8	97.5	100.8	96.6	98.4

Supplementary Information	S32

Back to Contents

INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Currency	2004	2003	2004	2003
		Original	Inc/dec		Original
	£m	£m	%	£m	£m	%	%
Personal
Canada	92	86	(2)	3	(7)	97.2	109.1
Other Europe & Middle East	73	67	2	2	7	98.3	87.8
LAC	12	15	(6)	1	-	101.6	105.1
Asia	14	13	4	2	2	82.9	81.0

	191	181	(1)	8	2	96.9	99.1

Commercial
Canada	34	29	7	3	(3)	89.5	117.7
Other Europe & Middle East	62	60	(2)	1	(1)	94.8	101.6
LAC	32	26	16	-	1	90.4	88.8
Asia	9	6	13	-	(3)	112.3	164.8

	137	121	5	4	(6)	92.6	106.3

Total
Canada	126	115	(0)	6	(10)	95.1	110.6
Other Europe & Middle East	135	127	-	3	6	97.1	94.3
LAC	44	41	8	1	1	93.3	95.1
Asia	23	19	8	2	(1)	96.2	115.6

	328	302	2	12	(4)	95.5	102.0

	General Business
	Result
	(based on LTIR)
	2004	2003
	£m	£m
Personal
Canada	12	-
Other Europe & Middle East	9	14
LAC	2	1
Asia	3	4

	26	19

Commercial
Canada	10	2
Other Europe & Middle East	8	4
LAC	2	2
Asia	1	(2)

	21	6

Total
Canada	22	2
Other Europe & Middle East	17	18
LAC	4	3
Asia	4	2

	47	25

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	66.5	72.1	54.1	65.8	61.7	69.4
Expense ratio	30.4	27.0	38.5	40.5	33.8	32.6

	96.9	99.1	92.6	106.3	95.5	102.0

Supplementary Information	S33

Back to Contents

INTERNATIONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Canada	372	376	374	(1)	13	(10)	(10)	97.0	100.9
Other Europe & Middle East	249	239	239	4	12	16	16	95.7	93.4
LAC	65	66	72	(1)	2	1	2	98.6	96.4
Asia	50	48	50	4	6	9	9	88.2	83.8

	736	729	735	1	33	16	17	96.2	96.6

Commercial
Canada	132	130	129	2	4	(8)	(8)	95.1	110.4
Other Europe & Middle East	203	204	204	-	4	3	4	98.4	98.1
LAC	110	107	112	2	10	12	11	87.8	86.5
Asia	46	54	57	(14)	2	(8)	(7)	98.6	113.5

	491	495	502	(1)	20	(1)	-	95.2	100.8

Total
Canada	504	506	503	-	17	(18)	(18)	96.6	102.9
Other Europe & Middle East	452	443	443	2	16	19	20	97.0	95.5
LAC	175	173	184	1	12	13	13	91.9	90.5
Asia	96	102	107	(6)	8	1	2	93.3	99.5

Ongoing businesses	1,227	1,224	1,237	0	53	15	17	95.8	98.3

Closed, disposed or transferred business	(10)	30	31	(136)	(8)	1	1	79.0	109.8

Total	1,217	1,254	1,268	(3)	45	16	18	96.6	98.4

	General Business Result
	(based on LTIR)
	2004	2003
	£m	£m
Personal
Canada	48	19
Other Europe & Middle East	37	42
LAC	5	6
Asia	9	12

	99	79

Commercial
Canada	30	16
Other Europe & Middle East	30	24
LAC	14	17
Asia	9	2

	83	59

Total
Canada	78	35
Other Europe & Middle East	67	66
LAC	19	23
Asia	18	14

Ongoing business	182	138

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	67.5	69.7	57.6	64.3	63.6	67.5
Expense ratio	28.7	26.9	37.6	36.5	32.2	30.8

	96.2	96.6	95.2	100.8	95.8	98.3

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S34

Back to Contents

INTERNATIONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Currency	2004	2003	2004	2003
		Original	Inc/dec		Original
	£m	£m	%	£m	£m	%	%
Personal
Canada	92	86	(2)	3	(7)	97.2	109.1
Other Europe & Middle East	73	69	2	2	7	98.3	88.7
LAC	12	14	(5)	2	1	102.8	98.6
Asia	14	13	4	2	1	82.9	81.0

	191	182	(1)	9	2	97.0	99.0

Commercial
Canada	34	29	7	3	(3)	89.5	117.7
Other Europe & Middle East	63	57	2	-	(4)	96.7	106.5
LAC	34	26	28	1	2	87.4	83.5
Asia	8	6	14	-	(2)	104.3	163.1

	139	118	10	4	(7)	91.9	107.2

Total
Canada	126	115	-	6	(10)	95.1	110.6
Other Europe & Middle East	136	126	2	2	3	97.9	96.8
LAC	46	40	16	3	3	91.6	89.3
Asia	22	19	8	2	(1)	92.3	114.8

Ongoing businesses	330	300	4	13	(5)	95.3	102.2

Closed, disposed or transferred business	(2)	2	(158)	(1)	1	29.9	113.5

Total	328	302	2	12	(4)	95.5	102.0

General Business
Result
(based on LTIR)
2004
£m
Personal
Canada	12
Other Europe & Middle East	9
LAC	3
Asia	3

Ongoing business	27

Commercial
Canada	10
Other Europe & Middle East	8
LAC	2
Asia	1

Ongoing business	21

Total
Canada	22
Other Europe & Middle East	17
LAC	5
Asia	4

Ongoing business	48

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	66.6	72.2	53.8	67.6	61.6	70.3
Expense ratio	30.4	26.8	38.1	39.6	33.7	31.9

	97.0	99.0	91.9	107.2	95.3	102.2

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S35

Back to Contents

Statistical Analysis – Canada

International – Canada Detailed Business Review	S37

International – Canada General Business Operations Breakdown

Twelve months to 31 December 2004	S38

Fourth quarter	S39

Group Reinsurances	S40

Supplementary Information	S36

Back to Contents

DETAILED BUSINESS REVIEW

INTERNATIONAL – CANADA

•	The Canadian business delivered a significantly improved underwriting result reflecting management actions to address poorly performing segments, with a full year profit of £17m compared to a loss of £18m in 2003. The operating ratio improved by 6.3 points to 96.6%.

PERSONAL

•	Excluding the impact of quota share, Personal premiums reduced by 8% as a result of the actions taken in 2003 to improve performance of the intermediated portfolio. Direct business grew strongly with a 21% improvement on the prior year.

•	Results were well ahead of 2003 with an underwriting profit of £13m compared to an underwriting loss of £10m for prior year. Johnsons continued its excellent performance with strong top and bottom line growth. The Western Assurance business has continued its turnaround in 2004.

•	The motor account returned to profitability as we earned rating increases from 2003 and 2004, together with successful motor reform measures and operational enhancement initiatives.

COMMERCIAL

•	Excluding the impact of quota share, Commercial premiums fell by 8% in the year largely due to lower new business in the first half of the year following our remedial actions to the portfolio in 2003.

•	Results improved significantly over prior year with an underlying underwriting profit of £4m compared to an underwriting loss of £8m for 2003.

•	Both Property and Marine made a significant contribution to the underwriting profit with the Motor account also showing a big improvement over prior year.

•	The withdrawal from the more volatile lines in 2003 resulted in a lower incidence of large losses, and the new strategy of targeting specific segments of business, also contributed to an improvement in all lines of business in 2004.

Supplementary Information	S37

Back to Contents

INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

		Net Premiums Written			Underwriting Result			Operating Ratio
	2004		2003	Inc/dec	2004		2003	2004	2003
	C$m		C$m	%	C$m		C$m	%	%
Personal
Household	252		254	(1)	12		3	95.7	95.3
Motor	604		611	(1)	17		(26)	97.5	103.3

	856		865	(1)	29		(23)	97.0	100.9

Commercial
Property	87		70	25	18		9	75.6	98.1
Motor	91		115	(20)	-		(20)	99.8	118.4
General liability	65		57	13	(18)		(16)	125.8	127.8
Other	60		56	6	10		8	84.1	88.7

	303		298	2	10		(19)	95.1	110.4

Total	1,159		1,163	-	39		(42)	96.6	102.9

	2004	2003	2003	Inc/dec	2004	2003	2003	2004	2003
	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	372	376	374	(1)	13	(10)	(10)	97.0	100.9
Commercial	132	130	129	2	4	(8)	(8)	95.1	110.4

	504	506	503	-	17	(18)	(18)	96.6	102.9

					General Business
					Result
					(based on LTIR)
					2004	2003
					C$m	C$m
Personal					110	44
Commercial					69	36

					179	80

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	72.0	78.5	55.2	68.5	67.8	75.5
Expense ratio	25.0	22.4	39.9	41.9	28.8	27.4

	97.0	100.9	95.1	110.4	96.6	102.9

Supplementary Information	S38

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	C$m	C$m	%	C$m	C$m	%	%
Household	75	70	9	7	2	92.0	88.0
Motor	140	150	(7)	-	(18)	98.8	116.4

	215	220	(2)	7	(16)	97.2	109.1

Commercial
Property	24	17	39	11	6	52.6	90.0
Motor	22	29	(23)	(1)	(10)	102.0	131.2
General liability	18	14	34	(9)	(9)	150.7	167.7
Other	14	14	(1)	6	5	64.0	83.4

	78	74	7	7	(8)	89.6	117.7

Total	293	294	-	14	(24)	95.1	110.6

	£m	£m	%	£m	£m	%	%
Personal	92	86	(2)	3	(7)	97.2	109.1
Commercial	34	29	7	3	(3)	89.6	117.7

	126	115	-	6	(10)	95.1	110.6

	General Business
	Result
	(based on LTIR)
	2004	2003
	C$m	C$m
Personal	28	1
Commercial	23	6

	51	7

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	70.4	87.0	45.7	74.8	63.8	83.3
Expense ratio	26.8	22.1	43.9	42.9	31.3	27.3

	97.2	109.1	89.6	117.7	95.1	110.6

Supplementary Information	S39

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GROUP REINSURANCES

	2004	2004	2003
	Ongoing	Total	Original
	£m	£m	£m
General business net premiums written	3	3	(27)
Underwriting result	(9)	(9)	(18)

•	The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances as well as a central margin.

Supplementary Information	S40

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Supplementary Information	S41

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Statistical Analysis – United States

United States Detailed Business Review	S43

United States General Business Operations Breakdown

Twelve months to 31 December 2004	S44

Fourth quarter	S45

United States General Business Ongoing Operations Breakdown

Twelve months to 31 December 2004	S46

Fourth quarter	S47

Supplementary Information	S42

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DETAILED BUSINESS REVIEW

UNITED STATES

•	The US result for 2004 was an underwriting loss of £424m against a loss of £651m in 2003 and 90% reduction in premium over 2003, reflects the impact of the restructuring, the 2004 hurricanes and fourth quarter reserve strengthening.

•	The general business result for the year includes: £91m charge for unwind of the DAC asset as premiums reduce, £160m reserve strengthening, £14m impact of hurricanes, £40m loss on the balance of the discontinued book, partly offset by a £30m operating profit on the non standard auto book.

PERSONAL

•	The Personal business includes the non standard auto portfolio, which delivered a strong COR of 90.2% for the year. Premium volumes reflect the softer market conditions but has not affected the bottom line due to solid claims execution, appropriate pricing and overall management of expenses.

•	Total Personal premium decreased by 51% reflecting the renewal rights deal with Travelers in September 2003. This encompassed the standard preferred auto and household business.

•	The Personal household result was adversely affected by hurricane losses of £13m in the third quarter, with a further £1m in Commercial property. Prior to the restructuring actions that we have taken in the US and the Caribbean over the last couple of years, our estimated exposure to these hurricanes across the Group would have been around £150m.

COMMERCIAL

•	Closed, disposed or transferred business comprises the portfolios that were part of the renewal rights deal with Travelers in September 2003 and a smaller deal with XL transferring the renewal rights of the risk managed global property book in October 2003.

•	The negative Commercial premium of £105m has arisen due to reinsurance payments and mid term cancellations.

•	The improvement in the underwriting result compared to 2003 reflects the reserve strengthening, predominantly in the workers’ compensation and general liability classes booked in Q3 2003, over and above that made in the fourth quarter 2004.

Supplementary Information	S43

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UNITED STATES GENERAL BUSINESS OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	$m	$m	%	$m	$m	%	%
Personal
Household	1	195	(100)	(19)	(2)	-	100.8
Automobile	402	628	(36)	47	40	89.9	94.0

	403	823	(51)	28	38	95.0	95.7

Commercial
Property	(7)	125	(106)	(39)	49	-	83.9
Package	(41)	281	(115)	(95)	(106)	-	130.1
Automobile	2	176	(99)	(14)	(3)	-	104.5
Workers’ Comp	(145)	345	(142)	(436)	(572)	-	188.8
General liability	(10)	201	(105)	(258)	(571)	-	254.7

	(201)	1,128	(118)	(842)	(1,203)	-	160.1

Total	202	1,951	(90)	(814)	(1,165)	221.1	140.5

	2004	2003	2003	Inc/dec	2004	2003	2003	2004	2003
	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	210	429	460	(51)	14	20	21	95.0	95.7
Commercial	(105)	587	630	(118)	(438)	(627)	(672)	-	160.1

	105	1,016	1,090	(90)	(424)	(607)	(651)	221.1	140.5

	General Business
	Result
	(based on LTIR)
	2004	2003
	$m	$m
Personal	75	91
Commercial	(601)	(931)

	(526)	(840)

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	69.5	68.3	-	130.3	136.9	111.6
Expense ratio	25.5	27.4	-	29.8	84.2	28.9

	95.0	95.7	-	160.1	221.1	140.5

Supplementary Information	S44

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UNITED STATES GENERAL BUSINESS OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	$m	$m	%	$m	$m	%	%
Personal
Household	-	45	(102)	4	8	-	86.3
Automobile	98	145	(32)	22	8	80.9	95.5

	98	190	(49)	26	16	78.7	93.4

Commercial
Property	(1)	(18)	(96)	(10)	26	-	(193.5)
Package	(15)	11	(231)	(67)	(84)	-	284.5
Automobile	4	10	(60)	4	(2)	-	150.0
Workers' comp	(58)	(85)	(33)	(262)	(181)	-	223.9
General Liability	(2)	(8)	(69)	(85)	15	-	(855.4)

	(72)	(90)	(20)	(420)	(226)	-	298.9

Total	26	100	(74)	(394)	(210)	425.3	131.8

	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal	42	79	(49)	13	8	78.7	93.4
Commercial	(34)	(104)	(20)	(205)	(84)	-	298.9

	8	(25)	(74)	(192)	(76)	425.3	131.8

	General Business
	Result
	(based on LTIR)
	2004	2003
	$m	$m
Personal	35	32
Commercial	(368)	(141)

	(333)	(109)

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	54.8	65.9	-	143.1	331.5	112.6
Expense ratio	23.9	27.5	-	155.8	93.8	19.2

	78.7	93.4	-	298.9	425.3	131.8

Supplementary Information	S45

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UNITED STATES GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

TWELVE MONTHS TO 31 DECEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	$m	$m	%	$m	$m	%	%
Personal
Automobile	395	387	2	38	23	90.2	94.1

	395	387	2	38	23	90.2	94.1

Commercial
Property	-	19	-	-	(3)	-	117.8
Package	-	129	-	-	13	-	88.8
Automobile	-	64	-	-	-	-	100.1
Workers' comp	-	1	-	-	-	-	126.9
General Liability	-	46	-	-	5	-	88.2

	-	259	-	-	15	-	94.2

Ongoing businesses	395	646	(39)	38	38	90.2	94.2

Closed, disposed or transferred business	(193)	1,305	(115)	(546)	(317)	(78.2)	113.4
Reserve strengthening	-	-	-	(306)	(886)	-	-

Total	202	1,951	(90)	(814)	(1,165)	221.1	140.5

	2004	2003	2003	Inc/dec	2004	2003	2003	2004	2003
	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	206	202	216	2	20	12	13	90.2	94.1
Commercial	-	134	145	-	-	8	8	-	94.2

Ongoing business	206	336	361	(39)	20	20	21	90.2	94.2

Closed, disposed of transferred business	(101)	680	729	(115)	(284)	(165)	(177)	(78.2)	113.4
Reserve strengthening	-	-	-	-	(160)	(462)	(495)	-	-

Total	105	1,016	1,090	(90)	(424)	(607)	(651)	221.1	140.5

	General Business
	Result
	(based on LTIR)
	2004	2003
	$m	$m
Personal	58	43
Commercial	-	34

Ongoing businesses	58	77

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	67.8	69.7	-	60.8	67.8	66.2
Expense ratio	22.4	24.4	-	33.4	22.4	28.0

	90.2	94.1	-	94.2	90.2	94.2

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S46

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UNITED STATES GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

FOURTH QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	$m	$m	%	$m	$m	%	%
Personal
Automobile	101	90	12	9	7	90.9	93.2

	101	90	12	9	7	90.9	93.2

Commercial
Property	-	4	-	-	-	-	110.5
Package	-	23	-	-	2	-	95.8
Automobile	-	8	-	-	-	-	110.4
Workers' comp	-	-	-	-	-	-	280.2
General Liability	-	9	-	-	7	-	27.9

	-	44	-	-	9	-	87.7

Ongoing businesses	101	134	(25)	9	16	90.8	90.8

Closed, disposed or transferred business	(75)	(34)	(121)	(97)	(101)	(114.1)	101.2
Reserve strengthening	-	-	-	(306)	(125)	-	-

Total	26	100	(74)	(394)	(210)	425.3	131.8

	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal	44	37	12	4	3	90.9	93.2
Commercial	-	16	-	-	4	-	87.7

Ongoing business	44	53	(25)	4	7	90.8	90.8

Closed, disposed or transferred business	(36)	(78)	(121)	(36)	(46)	(114.1)	101.2
Reserve strengthening	-	-	-	(160)	(37)	-	-

Total	8	(25)	(74)	(192)	(76)	425.3	131.8

General Business
Result
(based on LTIR)
2004
$m
Personal	15
Commercial	-

Ongoing businesses	15

Operating Ratio	Personal		Commercial		Total
	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%
Claims ratio	69.8	69.4	-	60.5	69.7	65.9
Expense ratio	21.1	23.8	-	27.2	21.1	24.9

	90.9	93.2	-	87.7	90.8	90.8

Please refer to page S9 for a list of businesses excluded from this analysis

Supplementary Information	S47